SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

EQRx, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

26886C107
(CUSIP Number)

SB Management Limited
9th Floor, Al Sila Tower
Adgm Square, Al Maryah Island
Abu Dhabi, C0 NA

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26886C107	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON SB Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,976,000 shares of Common Stock (including 800,000 shares of Common Stock issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,976,000 shares of Common Stock (including 800,000 shares of Common Stock issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,976,000 shares of Common Stock (including 800,000 shares of Common Stock issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 26886C107	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,976,000 shares of Common Stock (including 800,000 shares of Common Stock issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,976,000 shares of Common Stock (including 800,000 shares of Common Stock issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,976,000 shares of Common Stock (including 800,000 shares of Common Stock issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 26886C107	SCHEDULE 13D	Page 4 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.0001 per share (the "Shares"), of EQRx, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 50 Hampshire Street, Cambridge, MA 02139.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of SB Management Limited ("SB Management") and SoftBank Group Corp. ("SoftBank"). The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The Shares reported herein are held by SB Northstar LP (the "SB Fund"). SB Management serves as the investment manager to the SB Fund and as such may be deemed to have voting and investment power over the securities held by the SB Fund. SoftBank owns SB Management and it may be deemed to have voting and investment power over the Shares held by the SB Fund.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of each Reporting Person is as follows:

SB Management Limited 9th Floor, Al Sila Tower Adgm Square, Al Maryah Island Abu Dhabi, C0 NA

SoftBank Group Corp. 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan

(c)	The principal business of SB Management Limited is to invest in publicly traded companies. SoftBank Group Corp. is a Japanese publicly traded holding company that manages its holdings and conducts its operations through various subsidiaries.

CUSIP No. 26886C107	SCHEDULE 13D	Page 5 of 15 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	SB Management Limited is incorporated in the United Arab Emirates. SoftBank Group Corp.is a Japanese kabushiki kaisha .

Schedule A attached hereto sets for the information regarding the executive officers and directors of each of the Reporting Persons (collectively, the "Instruction C Persons").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares reported herein were derived from general working capital of the SB Fund. A total of $432,007,897.26 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the securities reported herein for investment purposes.

Mr. Samuel Merksamer, a director of the SB Fund, serves as a member of the board of directors of the Issuer.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of the securities reported herein (except as otherwise described in this Schedule 13D), each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire Shares or securities convertible, exchangeable or exercisable for or into Shares or dispose of any or all of the Shares it holds (including, without limitation, transferring such Shares to affiliated transferees, or entering into derivative, borrowing or lending transactions), depending upon an ongoing evaluation of its investment in the Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

CUSIP No. 26886C107	SCHEDULE 13D	Page 6 of 15 Pages

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer, or other third parties, regarding the Issuer, including but not limited to its management, board composition, strategy, plans or capital structure and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Schedule A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, board composition, strategy, plans or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 487,632,615 Shares outstanding immediately after the consummation of the Issuer's business combination, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on December 20, 2021, and assumes the exercise of the reported warrants.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The SB Fund acquired 41,250,000 shares of Common Stock reported herein pursuant to the Subscription Agreement (as defined in Item 6) for a purchase price of $10.00 per share in the Issuer's private placement that closed on December 17, 2021, concurrently with the Issuer's business combination, as described in the Issuer's Current Report on Form 8-K filed with the SEC on December 20, 2021. Other than as disclosed in this Item 5(c), no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

CUSIP No. 26886C107	SCHEDULE 13D	Page 7 of 15 Pages

(d)	No person other than the Reporting Person and the SB Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the SB Fund. The SB Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and the SB Fund, entered into a Subscription Agreement (the "Subscription Agreement") on August 5, 2021, which grants customary registration rights to the SB Fund.

The SB Funds holds warrants to purchase 800,000 shares of Common Stock at $11.50 per share upon the terms and conditions set forth in the Warrant Agreement that governs the terms of the warrants (the "Warrant Agreement").

The foregoing summaries of the Subscription Agreement and the Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entireties by, the full texts of the Subscription Agreement and the Warrant Agreement, which are attached, respectively, as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2021 and Exhibit 4.4 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer in connection with its initial public offering on March 25, 2021, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2021).

CUSIP No. 26886C107	SCHEDULE 13D	Page 8 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

sb management limited

/s/ Akshay Naheta
Name: Akshay Naheta
Title: Chief Executive Officer

softBank group corp.

/s/ Natsuko Ohga
Name: Natsuko Ohga
Title: Head of Corporate Legal Department

CUSIP No. 26886C107	SCHEDULE 13D	Page 9 of 15 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATE: December 27, 2021

sb management limited

/s/ Akshay Naheta
Name: Akshay Naheta
Title: Chief Executive Officer

softBank group corp.

/s/ Natsuko Ohga
Name: Natsuko Ohga
Title: Head of Corporate Legal Department

CUSIP No. 26886C107	SCHEDULE 13D	Page 10 of 15 Pages

SCHEDULE A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer or general partner and control person of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any Shares.

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Representative Director & Chairman of SoftBank Corp.	SoftBank Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529

CUSIP No. 26886C107	SCHEDULE 13D	Page 11 of 15 Pages

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President & COO of SoftBank Group Corp., Director of T-Mobile US, Inc, and Executive Chairman of The We Company

Rajeev Misra, a citizen of the United Kingdom of Great Britain and Northern Ireland SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers (UK) Limited
Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Founder and Chairman of Walden International, Inc.; CEO of Cadence Design Systems Inc.; Director of Schneider Electric Corporation

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

CUSIP No. 26886C107	SCHEDULE 13D	Page 12 of 15 Pages

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp., Board Director, SoftBank Corp., President and Representative Director, President Corporate Officer, CEO, Yahoo Japan Corporation, Executive Director, ZOZO, Inc., President and Representative Director, Co-CEO, Z Holdings Corporation	Kioi Tower, Tokyo Garden Terrace Kioicho, 1-3 Kioicho, Chiyoda-ku, Tokyo, 102-8282, Japan

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD., Board Director, KOEI TECMO EUROPE LIMITED, Chairman Emeritus (Director), KOEI TECMO GAMES CO. LTD.	1-18-12 Minowa-cho, Kouhoku-ku, Yokohama-shi, Kanagawa, 223-8503 Japan

Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Morrison & Foerster LLP Shin-Marunouchi Bldg., 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529 Japan

CUSIP No. 26886C107	SCHEDULE 13D	Page 13 of 15 Pages

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Associate Professor, Graduate School of Engineering at the University of Tokyo

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Audit & Supervisory Board Member, TBK Co., Ltd., Representative of Otsuka CPA Office, Director, Shizuoka Bank (Europe) S.A.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

CUSIP No. 26886C107	SCHEDULE 13D	Page 14 of 15 Pages

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1
Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Head of CFO Office of SoftBank Group Corp.

*       Director

**       Corporate Auditor

CUSIP No. 26886C107	SCHEDULE 13D	Page 15 of 15 Pages

SB MANAGEMENT LIMITED

Set forth below is a list of each executive officer and director of SB Management Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Akshay Naheta 9th Floor, Al Sila Tower ADGM Square, Al Maryah Island Abu Dhabi, United Arab Emirates	CEO, SB Management Limited

Spencer Collins 69 Grosvenor Street, London W1K 3JW, United Kingdom	General Counsel, SB Investment Advisers (UK) Limited

Kentaro Matsui 9th Floor, Al Sila Tower ADGM Square, Al Maryah Island Abu Dhabi, United Arab Emirates	Director, SB Management Limited